UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________
FORM 6-K
 _______________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of March 2014
Commission file number 0-30752
 _______________________________
AETERNA ZENTARIS INC.
_______________________________
1405 du Parc-Technologique Boulevard
Quebec City, Québec
Canada, G1P 4P5
(Address of principal executive offices)
 _______________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

DOCUMENTS INDEX

Documents	Description

99.1	Aeterna Zentaris Reports Fourth Quarter and Full-Year 2013 Financial and Operating Results

99.2	Aeterna Zentaris' Management's Discussion and Analysis of Financial Condition and Results of Operations for the financial year ended December 31, 2013

99.3	Aeterna Zentaris' Consolidated Financial Statements as at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013 and 2012

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AETERNA ZENTARIS INC.

Date: March 20, 2014	By:	/s/ Dennis Turpin
Dennis Turpin
Senior Vice President and Chief Financial Officer